FOR IMMEDIATE RELEASE

Enterra Energy Trust updates increase to exchangeable share ratios

Calgary, Alberta – June 16, 2006 – Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) updates the increase to the exchange ratio of the exchangeable shares of Enterra Energy Corp. from 1.27601 to 1.29326 and an increase to the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares from 1.09080 to 1.10555.  These increases are effective on June 15, 2006.

The increase in the exchange ratio of Enterra Energy Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	May 31, 2006
Opening exchange ratio	1.27601
Enterra Energy Trust distribution per unit	US$0.18
Ten-day weighted-average US$ trading price of ENT (prior to June 15, 2006)	US$13.31
Increase in exchange ratio*	0.01725
Effective date of the increase in exchange ratio	June 15, 2006
Exchange ratio as of effective date	1.29326

The increase in the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	May 31, 2006
Opening exchange ratio	1.09080
Enterra Energy Trust distribution per unit	US$0.18
Ten-day weighted-average US$ trading price of ENT (prior to June 15, 2006)	US$13.31
Increase in exchange ratio*	0.01475
Effective date of the increase in exchange ratio	June 15, 2006
Exchange ratio as of effective date	1.10555

*The increase in the exchange ratio is calculated by multiplying the Enterra Energy Trust distribution per unit by the opening exchange ratio and dividing by the ten-day weighted average US$ trading price of ENT.

Holders of Enterra Energy Corp. exchangeable shares or Rocky Mountain Acquisition Corp. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta  T2G 0P6.

For further information please contact:

Company Contact:                                                                 Investor Relations:

Enterra Energy Trust                                                               The Equity Group Inc.

E. Keith Conrad, President and CEO                                       Linda Latman / (212) 836-9609

(877) 263-0262                                                                         Lena Cati / (212) 836-9611

www.enterraenergy.com                                                           www.theequitygroup.com